Exhibit 99.4

KPMG LLP
Chartered Professional Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm
We consent to the inclusion in this annual report on Form 40-F of Algonquin Power & Utilities Corp. (the “Company”) of our Report of Independent Registered Public Accounting Firm dated March 14, 2013, except for the asset held for sale and discontinued operations adjustments to the 2012 comparative amounts discussed in note 20 to the consolidated financial statements of the Company for the fiscal year ended December 31, 2013, which is dated as of March 14, 2014, on the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the year then ended, which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2013.
We also consent to the incorporation by reference of the above-mentioned Report of Independent Registered Public Accounting Firm in the Registration Statement on Form S-8 (No.333-177418) of the Company

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 28, 2014